Statement of Financial Condition and Report of Independent Registered Public Accounting Firm

LIME BROKERAGE LLC

June 30, 2020

Public Pursuant to Rule 17a-5 (e) (3) and CFTC Regulation 1.10

UNITEDSTATES
SECURITIESANDEXCHANGECOMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52843

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/19 (MM/DD/YY) AND ENDING 06/30/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LIME BROKERAGE LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1001 AVENUE OF THE AMERICAS 16TH FLOOR
(No. and Street)

NEW YORK	NY	10018
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
BRIAN OLIVEIRA (212) 824-5532
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(*Name – if individual, state last, first, middle name*)

5 TIMES SQUARE	NEW YORK	NY	10036
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, BRIAN OLIVEIRA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LIME BROKERAGE LLC, as of JUNE 30, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Keith Petzold
NOTARY PUBLIC, STATE OF NEW YORK
Registration No. 01PE5087844
Qualified in Nassau County
Commission Expires May 1, 2022

[signature]
Signature

CHIEF FINANCIAL OFFICER
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LIME BROKERAGE LLC
TABLE OF CONTENTS

Page

Report of Independent Registered Public Accounting Firm 1

Statement of Financial Condition 2

Notes to Statement of Financial Condition 3 - 12



Ernst & Young LLP
5 Times Square
New York, NY10036-6530

Tel: +1 212 773 3000
Fax: +1 212 773 6350
ey.com

Report of Independent Registered Public Accounting Firm

To the Member and the Board of Directors of Lime Brokerage LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of Lime Brokerage LLC (the Company) as of June 30, 2020 and the related notes (the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company at June 30, 2020, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

Ernst & Young LLP

We have served as the Company's auditor since 2019.

August 14, 2020

LIME BROKERAGE LLC
Statement of Financial Condition
As of June 30, 2020

ASSETS

Cash	$	5,757,438
Cash segregated for the benefit of customers		404,918
Accounts receivable		979,240
Due from clearing brokers, net		4,390,169
Due from other brokers		988,409
Goodwill		4,271,304
Right-of-use assets		2,887,535
Furniture, equipment, and leaseholds, less accumulated depreciation and amortization of $9,505,257		277,655
Intangible assets, less accumulated amortization of $2,270,685		1,956,312
Deferred tax assets		10,455
Other assets		935,499
Total assets	$	22,858,934

LIABILITIES AND MEMBER'S EQUITY

Due to other brokers	$	2,232,321
Accrued compensation		1,488,350
Lease liabilities		3,003,362
Accounts payable		374,682
Due to Parent		51,511
Accrued expenses and other liabilities		961,252
Total liabilities		8,111,478
Member's equity		14,747,456
Total liabilities and member's equity	$	22,858,934

The accompanying notes are an integral part of this statement.

LIME BROKERAGE LLC
Notes to Statement of Financial Condition
June 30, 2020

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Lime Brokerage LLC (Company), a wholly-owned subsidiary of Limelight Holdings, LLC (Parent), is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority, Inc. (FINRA); is an introducing broker registered with the Commodity Futures Trading Commission (CFTC); and is a member of the National Futures Association (NFA). The Company conducts business on a fully disclosed basis with Wedbush Securities Inc. (WSI), ABN AMRO Clearing Chicago LLC (ABN), and Interactive Brokers (IB) pursuant to clearing agreements (collectively referred to as the Clearing Brokers). WSI is a wholly owned subsidiary of Wedbush Capital (Wedbush). Wedbush is the majority owner of the Company's Parent. The Company is exempt under paragraph (k)(2)(ii) as defined by Rule 15c3-3 and has filed an Exemption Report as described in SEA Rule 17a-5.

A summary of significant accounting policies is either discussed below or included in the following footnotes.

(a) Basis of Presentation

The Company follows accounting principles generally accepted in the United States of America (U.S. GAAP), as established by the Financial Accounting Standards Board (FASB), to ensure consistent reporting of financial condition. The U.S. dollar is the functional currency of the Company.

(b) Use of Estimates

In preparing the financial statements, management is required to make certain estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements. Although estimates and assumptions are based on the best available information, actual results could be different from these estimates.

(c) Fair Value of Financial Instruments

Certain assets and liabilities, including Cash, Cash segregated for the benefit of customers, Accounts receivable, Accounts payable and Accrued expenses and other liabilities, Due from and Due to clearing and other brokers, have a carrying value that approximates fair value due to their short-term nature.

(d) Cash

The Company maintains cash in accounts held by major banks and financial institutions, which at times exceed the amounts insured by the Federal Deposit Insurance Corporation.

(e) *Cash Segregated for the Benefit of Customers*

Cash segregated for the benefit of customers consist of cash segregated in a special reserve bank account for the exclusive benefit of customers.

(f) *Accounts Receivable*

Accounts receivable represents fees and commissions receivable from customers. No reserve has been established for uncollectible receivables, as management believes all amounts outstanding are collectible.

(g) *Goodwill and Intangible Assets*

The Company tests goodwill for impairment annually or when an event occurs, or circumstances change that signify the existence of impairment. The Company also carries intangible assets which have an indefinite life which are not subject to amortization. The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill and indefinite life intangible assets is less than the respective carrying value. The Company amortizes finite-lived intangible assets on a straight-line basis over their useful lives and tests for recoverability whenever events indicate that the carrying amounts may not be recoverable.

(h) *Furniture, Equipment and Leaseholds*

Furniture, equipment, and leasehold improvements are stated at cost less accumulated depreciation and amortization. The estimated useful lives of the assets range from 3 to 7 years. Leasehold improvements are amortized over the lesser of the asset's economic life or the lease period.

(i) *Income Taxes*

The Company is a single member limited liability company, which is a disregarded entity for federal and state income tax purposes. As such, income or loss of the Company is recorded on the Parent's return. However, the Company is subject to certain state taxes.

(j) *Recent Accounting Developments*

Leases

In February 2016, the FASB issued ASU No. 2016-02, *Leases (Topic 842)* (ASU 2016-02), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. Under ASU 2016-02, a lessee will recognize in the statement of financial condition a liability to make lease payments (the lease liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. The recognition, measurement, and presentation of expenses and cash flows arising from a lease by a lessee have not significantly changed from current U.S. GAAP. ASU 2016-02 retains a distinction between finance leases (i.e. capital leases under current U.S. GAAP) and operating leases. The classification criteria for distinguishing between finance

leases and operating leases will be substantially similar to the classification criteria for distinguishing between capital leases and operating leases under current U.S. GAAP. The amendments are effective for fiscal years beginning after December 15, 2018. The Company adopted ASU 2016-02 as of July 1, 2019 using the modified retrospective approach and reported a right-of-use asset of $3,528,894 and lease liability of $3,650,429 as of the effective date.

Goodwill

In January 2017, the FASB issued amended guidance to simplify the subsequent measurement of goodwill, eliminating "Step 2" from the goodwill impairment test (ASU 2017-04). In computing the implied fair value of goodwill under Step 2, an entity had to perform procedures to determine the fair value at the impairment testing date of its assets and liabilities following the procedure that would be required in determining the fair value of assets acquired and liabilities assumed in a business combination. Under the amended guidance, an entity should perform its annual, or interim, goodwill impairment test by comparing the fair value of a reporting unit with its carrying amount and subsequently recognize an impairment charge for the amount by which the carrying amount exceeds the reporting unit's fair value; however, the loss recognized should not exceed the total amount of goodwill allocated to that reporting unit. For public business entities, the guidance is effective for fiscal years beginning after December 15, 2019. The Company does not anticipate any material changes to the financial statements as of a result of this ASU.

Financial Instruments – Credit Losses

In June 2016, the FASB issued ASU No. 2016-13, *Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments* (ASU 2016-13). The new guidance broadens the information that an entity must consider in developing its estimated credit losses expected to occur over the remaining life of assets measured either collectively or individually to include historical experience, current conditions and reasonable and supportable forecasts. ASU 2016-13 replaces the existing incurred credit loss model with the Current Expected Credit Losses (CECL) model. For public business entities, the amendments are effective for fiscal years beginning after December 15, 2019. The Company will adopt this guidance on July 1, 2020, and it does not anticipate any material changes to the financial statements as of a result of this ASU.

Accounting for Income Taxes

In December 2019, the FASB issued ASU 2019-12, Simplifying the Accounting for Income Taxes. The objective of the Simplification Initiative is to identify, evaluate, and improve areas of generally accepted accounting principles (GAAP) for which cost and complexity can be reduced while maintaining or improving the usefulness of the information provided to users of financial statements. ASU 2019-12 eliminates certain exceptions related to the approach for intra-period tax allocation, the methodology for calculating income taxes in an interim period and the recognition of deferred tax liabilities for outside basis differences. It also clarifies and simplifies other aspects of the accounting for income taxes. This guidance is effective for public business

entities for fiscal years beginning after 15 December 2020, and interim periods within those fiscal years. The Company is currently estimating the potential impact of this ASU on the financial statements.

Fair Value Measurements

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurements, Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement ("ASU 2018-13"). The disclosure framework project's objective and primary focus are to improve the effectiveness of disclosures in the notes of the financial statements by facilitating clear communication of the information required by GAAP that is most important to users of the financial statements. The amendments in this update modify the disclosure requirements on fair value measurements in Topic 820, Fair Value Measurement, based on the concepts in the Concepts Statement, including the consideration of costs and benefits. The Company will adopt this standard effective July 1, 2020 and do not expect the adoption to have a material impact on the financial statements.

2. DUE FROM CLEARING BROKERS

The Company conducts business with the Clearing Brokers on behalf of its customers. The Company earns commissions and other fees as an introducing broker for transactions of its customers. The clearing and custodial operations for the Company's customer accounts are performed by the Clearing Brokers pursuant to clearing agreements. Due from clearing brokers is related to the Company's clearing relationship with WSI, ABN, and IB. At June 30, 2020, Due from clearing brokers includes required deposits totaling $605,146 with the Clearing Brokers pursuant to the clearing agreements, as well as $3,785,023 in cash, commissions, technology fees, and other receivables earned by the Company, net of clearing and other charges payable to the Clearing Brokers.

3. DUE TO/FROM OTHER BROKERS

Certain customer trades are executed on Electronic Communications Networks, Exchanges, and other execution venues for which the Company receives payment for order flow and trading rebates. On June 30, 2020, $194,830 of net rebates were reported as Due from other brokers The Company also invoices certain broker dealer customers monthly for transaction fees. On June 30, 2020, these fees of $793,579 were reported as Due from other brokers.

On June 30, 2020, the Company had $2,212,463 of net trading fees reported as Due to other brokers for the execution of its customer orders.

The Company has negotiated commission sharing agreements with other broker dealers for referring customers to the Company. On June 30, 2020, $19,858 was reported as Due to other brokers pursuant to these arrangements.

4.   FURNITURE, EQUIPMENT, AND LEASEHOLD IMPROVEMENTS

Details of furniture, equipment, and leasehold improvements on June 30, 2020 are as follows:

Leasehold improvements	$	2,531,741
Furniture		891,217
Office equipment		943,984
Computer equipment		5,415,970
Subtotal		9,782,912
Less accumulated depreciation and amortization		9,505,257
Net	$	277,655

5.   INTANGIBLE ASSETS, NET AND GOODWILL

Intangible assets with a finite useful life are amortized over their economic useful life on a straight-line basis. All intangible assets are evaluated for impairment when events or changes in circumstances suggest that the carrying value of an asset may not be fully recovered. Any impairment loss is recognized when the carrying amount is less than the fair value.

On June 10, 2011, Wedbush Capital acquired all the membership interests of the Company. In connection with the acquisition, the Company recorded $1,373,997 in intellectual property. The Company is amortizing this asset over 15 years from the purchase date based upon the estimated useful life of the intellectual property. The accumulated amortization as of June 30, 2020 was $843,293.

On October 4, 2011, the Company acquired the intellectual property of Cactus Trading Systems, LLC for $550,000. The Company amortized this asset over 4 years. The accumulated amortization as of June 30, 2020 was $550,000.

On May 1, 2018, the Company acquired certain assets of Lightspeed Trading LLC. In conjunction with the acquisition, the Company recorded $2,294,000 in intangible assets and $4,271,000 in goodwill. The Company is amortizing certain definite-lived intangible assets over their respective useful lives of 4 and 5 years. The accumulated amortization of such definite-lived assets as of June 30, 2020 was $877,392.

The carrying value of the Company's intangible assets as of June 30, 2020 is as follows:

	Gross Value		Accumulated Amortization	Net Value	Weighted Average Useful Life
Intellectual property	$ 1,923,997	$	(1,384,293)	$ 539,704	11.86
Customer relationships	1,159,000		(627,792)	531,208	4.00
Trademarks	576,000		(249,600)	326,400	5.00
Customer lists	527,000		-	527,000	-
Internally developed software	32,000		-	32,000	-
	$ 4,217,997	$	(2,261,685)	$ 1,956,312	

The projected amortization of those intangible assets with a finite useful life for fiscal years ending June 30 is:

	Total
2021	496,546
2022	448,254
2023	187,596
2024	91,596
2025	91,596
Thereafter	81,724
	$ 1,397,312

The Company performs a qualitative assessment to determine whether it is more likely than not that the fair value of goodwill is less than the carrying value. The Company has determined that no impairment of goodwill or indefinite lived intangible assets is required at this time.

6. **OFF-BALANCE SHEET RISK AND CONCENTRATION OF CREDIT RISK**

In the normal course of business, securities transactions of customers are introduced to and cleared through the Clearing Brokers. Pursuant to the respective agreements between the Company and the Clearing Brokers, the Clearing Brokers have the right to charge the Company for unsecured losses that result from a customer's failure to complete such transactions.

The Company has not historically experienced nonperformance by customers in the above situations. In addition, the Company has a policy of reviewing, as considered necessary, the credit standing of the customers, the Clearing Brokers, and financial institutions with which it conducts business.

In the normal course of business, customers may sell securities short. Subsequent market fluctuations may require the Clearing Brokers to obtain additional collateral from the Company's customers. It is the policy of

LIME BROKERAGE LLC
Notes to Statement of Financial Condition
June 30, 2020

the Clearing Brokers to value the short positions daily and to obtain additional collateral where deemed appropriate.

7.   NET CAPITAL REQUIREMENT

The Company is a member of FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1 (the Rule). The Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. The Company is also subject to the CFTC's minimum financial requirements, which require that the Company maintain net capital, as defined, equal to the greater of its requirements under Regulation 1.17 under The Commodity Exchange Act or Rule 15c3-1. On June 30, 2020, the Company's net capital was $5,852,341 which was $5,504,198 in excess of its minimum requirement of $348,143. The ratio of aggregate indebtedness to net capital was 0.89:1.00.

8.   COMMITMENTS AND CONTINGENCIES

(a)   Office Lease Commitments

The Company's operations are conducted in leased premises under lease agreements requiring minimum annual payments as follows:

Years Ending June 30,		
2021	$	1,137,805
2022		1,098,644
2023		697,031
2024		289,058
2025		84,803
Total future office lease payments		3,307,341
Less: Interest		(324,897)
Total lease liability	$	2,982,444

The Company subleases a portion of its office space in Waltham, MA to a third party. The lease term expired on June 30, 2020.

(b) **Equipment Lease Commitments**

As part of its operations, the Company entered into equipment lease agreements with a third party. The Company's obligation under the equipment lease is unconditionally guaranteed by WSI. The equipment leases are for 36 months from the date of installation. As of June 30, 2020, future minimum lease payments due under the equipment lease are as follows:

Years Ending June 30,

2021	$	20,086
2022		1,434
Total future equipment lease payments		21,520
Less: Interest		(602)
Total lease liability	$	20,918

(c) **Contingencies**

In the ordinary course of business, the nature of the Company's business subjects it to claims, lawsuits, regulatory examinations or investigations, and other proceedings. The Company is subject to on-going regulatory inquiries at the present time. Given the inherent difficulty in predicting the outcome of such regulatory matters in which substantial or indeterminate damages or fines are sought, the Company cannot estimate losses or ranges of losses for such matters where there is only a reasonable possibility that a loss may be incurred.

9. RELATED PARTY TRANSACTIONS

As of June 30, 2020, the Company had a payable balance of $51,511 due to Parent related to state income tax liabilities. This amount is shown on the Statement of Financial Condition.

For the year ended June 30, 2020, the Company operated under a service level agreement covering commission sharing, connectivity services, shared office space, and other expenses shared with WSI. As of June 30, 2020, the Company was due $50,453 from WSI pursuant to the service level agreement. This amount is included in Other assets on the Statement of Financial Condition.

The Company provides brokerage services to WSI. The Company also utilizes WSI as a clearing broker for equities and options as well as a futures commission merchant.

As of June 30, 2020, the Company had a clearing deposit of $504,112 and a clearing account balance of $3,701,205 with WSI. The clearing account balance with WSI includes $3,099,326 in net transaction fees receivable and $610,879 in cash held in various clearing accounts. These amounts are included in Due from clearing brokers on the Statement of Financial Condition.

Pursuant to a side-letter between the Company and Wedbush, Wedbush indemnified the Company for certain contingent liabilities and obligations related to events occurring before May 1, 2018. For the year ended June 30, 2020, Wedbush reimbursed the Company about $108,000 for such matters.

The Company identified Professional Trading Solutions, Inc. (PTS) as a related party due to common management of both entities. For the year ended June 30, 2020, the Company operated under agreements with PTS for software development, maintenance, support, hosting, market data, and other services. As of June 30, 2020, the Company had payable balances of $252,455 due to PTS. This amount is included in Accrued expenses and other liabilities on the Statement of Financial Condition. The Company also had a receivable balance of $9,000 which is included in Other assets on the Statement of Financial Condition.

10. SHARE BASED COMPENSATION

The Company granted 324,000 units of Class C equity in the Parent to certain employees during the year ended, June 30, 2019. The units have a three-year vesting period and have subordinate rights to Class A and Class B equity units of the Parent. The Company did not issue any additional equity for the year ended, June 30, 2020.

11. INCOME TAXES

The Company is a single member limited liability company treated as a disregarded entity for federal and state income tax purposes.

The Company had no used net operating loss carryforwards nor any tax credit carryforwards available to offset future taxable income.

The Company does not anticipate any significant changes to its total unrecognized tax liabilities in the next 12 months.

Income taxes are provided under the provision of ASC Section 740, "Income Taxes". As required by the uncertain tax provision guidance, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant authority would more likely than not uphold the position following an audit. There are no uncertain tax positions recorded in the financial statements. Tax years 2017 – 2020 remain subject to examination by taxing authorities.

Deferred Tax Assets

The Company recognizes deferred tax assets for future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax basis. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. It should be

noted that deferred tax assets and liabilities arose due to the Company's tax obligation pursuant to NYC's UBT.

Temporary differences and carry-forwards, which give rise to deferred tax assets, consist of the following as of June 30, 2020:

Deferred tax assets	
Depreciation	$ 5,813
Amortization	3,376
Accrued expenses	673
Deferred rent	593
Total deferred tax assets	$ 10,455

The Company has reviewed all its deferred tax assets to assess whether a valuation allowance should be established. The Company recognizes tax positions in the financial statements only when it is more likely than not that the position will be sustained upon examination by the relevant taxing authority based on the technical merits of the position. The Company's management believes it is more likely than not the deferred tax assets will be realized.

12. 401(K) PLAN

The Company participates in a 401(k) Retirement Plan (Plan) administered by WSI for eligible employees. Under the terms of the Plan, participants can contribute a portion of their annual compensation, subject to limitations provided by the Internal Revenue Code. The Company can make a discretionary matching contribution to the Plan on behalf of participating employees.

13. SUBSEQUENT EVENTS

The Company has evaluated subsequent events for adjustment to or disclosure in the financial statements through August 14, 2020, the date the financial statements were issued, and has not identified any reportable or disclosable events not otherwise reported in these financial statements or the notes thereto except as noted below.

On July 31, 2020, the Company entered into a definitive agreement to sell certain assets to a third party. The transaction is subject to customary closing conditions and is expected to close during the fiscal year-ended June 30, 2021.